                                                                EXHIBIT 3.3(c)

                              AMENDMENT TO BY-LAWS

                                       OF

                           ASSET INVESTORS CORPORATION

                     (hereinafter called the "Corporation")

                                 March 14, 1995

                                   ARTICLE II

                             MEETING OF STOCKHOLDERS

          Section 2.02 ANNUAL MEETINGS. Annual meetings of stockholders shall be held at such date and time during the 31 day period from May 15 to June 15 as shall be determined by the Board of Directors and stated in the notice of meeting, at which meeting stockholders shall elect directors and transact any other business within the powers of the corporation. Any business of the corporation may be transacted at the annual meeting without being specifically designated in the notice, except such business as is specifically required by law to be stated in the notice.